CONFIDENTIAL TREATMENT REQUESTED BY CAESARSTONE SDOT-YAM LTD.
PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

April 29, 2014

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Cash Dale Welcome

Re:	FOIA Confidential Treatment Request by Caesarstone Sdot-Yam Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 25, 2013
File No. 001-35464

Dear Messrs. Cash and Welcome:

On behalf of our client, Caesarstone Sdot-Yam Ltd. (the “Company”), we hereby submit with this letter information a presentation (the “Materials”) containing information that is responsive to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 28, 2014 and the subsequent discussions between the Staff and representatives of the Company’s independent auditors.

The Materials are being provided pursuant to Rule 12b-4 under the Securities Exchange Act of 1933 and we therefore request that they be returned or discarded by the Staff after review.  Rule 12b-4 requires that supplemental information that is requested to be returned not be filed in electronic format and accordingly the Company has provided the Materials in paper form only.

Securities and Exchange Commission
April 29, 2014

In the event that the Materials are not returned or discarded pursuant to Rule 12b-4, the Company hereby informs the Staff that the information contained in the Materials is derived from confidential commercial and financial information, the disclosure of which may cause significant harm to the Company.  Accordingly, the submission is marked “confidential” and Bates-stamped with identification numbers 4.29.14.1 – 4.29.14.32, pursuant to 17 C.F.R. § 200.83 and other applicable laws and regulations. We hereby request that the Materials and the information contained therein (and any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission or any other government agency that incorporate, include or relate to any of the matters (i) contained in the materials provided or (ii) referred to in any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company and (b) employees of the Commission (or any other government agency)) be maintained in confidence, not be made part of any public record and not be disclosed to any person.

Accordingly, the Materials are submitted to the Commission with the expectation that they will be kept in a nonpublic file and that access to it by any third party will be denied. If any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect these materials, or any of the information contained therein, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten calendar days’ advance notice of any intended release so that the parties affected may, if deemed necessary or appropriate, pursue any remedies available to them. In such an event, we request that you telephone the undersigned rather than rely upon the United States mail for such notice.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely, /s/ White & Case LLP White & Case LLP